EXHIBIT (c)(ix)

Queensland Treasury Corporation’s 2012-13 Indicative Borrowing Program Update

QUEENSLAND TREASURY CORPORATION
MARKET ANNOUNCEMENT

QUEENSLAND TREASURY CORPORATION • MARKET ANNOUNCEMENT • 12 SEPTEMBER 2012

QTC announces 2012-13 indicative borrowing program

Following yesterday's release of the State Budget, Queensland Treasury Corporation (QTC) estimates its total 2012-13 borrowing program to be $18.7 billion, which is $3.2 billion lower than the previous $21.9 billion forecast.

The decrease in the borrowing requirement reflects the Government's commitment to reduce expenditure and to achieve a fiscal balance in 2014-15.

Term debt

The total term debt requirement is $13.7 billion. As a result of the Budget release being deferred due to the change of government in March, QTC has already borrowed $3.0 billion in term debt this fiscal year, leaving a balance of $10.7 billion.

QTC'S 2012-13 INDICATIVE BORROWING PROGRAM

Requirements	AUD m*	AUD m*
New money		
State	10,900	
Local Government and other entities	1,600	
Total new money		**12,500**
Net term debt refinancing		1,200
Total term debt		**13,700**
Raised to date		(3,000)
Remaining term debt		**10,700**

* Numbers are rounded to the nearest $100 m

Short-term debt

In addition to the total term debt requirement, QTC expects to maintain between $4 billion and $5 billion in short-term debt throughout the fiscal year.

Funding strategy

QTC's AUD benchmark bonds will remain QTC's principal source of funding, and subject to market conditions, QTC expects to launch one or more bond lines in 2012-13. With the assistance of its Fixed Interest Distribution Group, QTC will also continue to monitor investor demand in global financial markets for opportunities to diversify funding sources and extend the duration of its liabilities.QTC will revise its 2012-13 borrowing program following the Queensland Government's Mid-Year Fiscal and Economic Review.

QUEENSLAND TREASURY CORPORATION • GPO 1096 BRISBANE QLD 4001 • T: +61 7 3842 4600 • F: +61 7 3221 2410 • QTC.QLD.GOV.AU 1

2011-12 year in review During the year, QTC raised $14.3 billion of term debt and maintained between $4 billion and $5 billion in short-term paper outstandings. Links Queensland State Budget: www.budget.qld.gov.au/ Queensland Treasury Corporation: www.qtc.qld.gov.au Regards, Richard Jackson General Manager, Funding & Markets